Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (305) 865-3430
Email: michael@mySEClawyer.com

August 22, 2012

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:          Astika Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 6, 2012
File No.  333-182113

Ladies and Gentlemen:

On behalf of Astika Holdings, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of August 15, 2012 to Mr. Eugene B. Settler, Chairman of the Board, President, Chief Executive Officer and Treasurer.  Enclosed herewith please find Amendment No. 2 to the Form S-1 Registration Statement of the Company, which has been marked to show the revisions made to the initial filing.

Set forth below are our responses to the comments contained in the letter from the staff.  The captions and numbered responses below correspond to the captions and numbered comments contained in the letter from the staff.

General

1.
The Company acknowledges the staff comment that the staff believes that the Company, in its current situation, conforms to the definition of a “shell company”, and to revise the prospectus cover page to identify the Company as such and discuss the resale limitations of Rule 144(i) in the filing.  The Company has complied with the staff comment by disclosing in Amendment No. 2 on the prospectus cover page that the Company is a “shell company” and discussing the resale limitations of Rule 144(i) in the filing.

United States Securities
   and Exchange Commission
August 22, 2012

Prospectus Cover Page

2.
The Company acknowledges the staff comment that the Company discloses on the prospectus cover page and elsewhere that “one share” of Series A Convertible Preferred Stock will be required to be converted into 275 shares of common stock within 120 days of the consummation of the offering and to revise the disclosure to make clear, as it states in Item 3 of the subscription agreement filed as Exhibit 10.1 and other disclosures in the prospectus, that the Company will convert all the shares of Series A Convertible Preferred Stock within 120 days of the consummation of the offering. The Company has complied with the staff comment by confirming through added disclosure in Amendment No. 2 on the prospectus cover page and throughout the prospectus that the Company will convert all the shares of Series A Convertible Preferred Stock within 120 days of the consummation of the offering.

3.
The Company acknowledges the staff comment that since the Company will convert all the shares of Series A Convertible Preferred Stock shortly after consummation of the offering to highlight that purchasers will lose their $10 preferred stock liquidation preference upon conversion to common stock.  The Company has complied with the staff comment by stating in Amendment No. 2 on the prospectus cover page and throughout the prospectus that purchasers will lose their $10 preferred stock liquidation preference upon conversion to common stock.

Prospectus Summary, page 2

4.
The Company acknowledges the staff comment that the Company discloses that its music catalog includes the composer/arranger rights in four musical compositions that Eugene B. Settler assigned and transferred to the Company at no cost on January 25, 2011, and which are reflected on the records of Broadcast Music, Inc. (BMI) and that the staff notes that the BMI website (www.bmi.com) lists two songwriter/composers for each of these four musical compositions – Eugene B. Settler and Veronica C. Gamba and to discuss the rights that Ms. Gamba has to the compositions and royalty payments and how this impacts the Company’s rights and its planned uses of the compositions.  The Company has complied with the staff comment by disclosing in the prospectus summary and other sections in Amendment No. 2 the rights that Ms. Gamba has to the compositions and royalty payments and how this impacts the Company’s rights and its planned uses of the compositions.  The Company wishes to supplementally advise the staff that none of monies paid by BMI to the Company in respect of the royalty payments for the Raiders of the Lost Ark musical compositions belong to Ms. Gamba, as she has been compensated separately by BMI.

United States Securities
   and Exchange Commission
August 22, 2012

Financial Statements, page F-1

5.
The Company acknowledges the staff comment to update the Company financial statements as required by Rule 8-08 of Regulation S-X and to also update analysis and discussions throughout the document to the most recent period included in the financial statements.  The Company has complied with the staff comment by updating the financial statements as required by Rule 8-08 of Regulation S-X and updating the analysis and discussions throughout the document to the most recent period included in the financial statements in Amendment No. 2.

Should you have any comments or questions regarding the foregoing, please contact the undersigned.

Sincerely yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman
      Michael H. Hoffman, Esq.

Enclosure